Exhibit 99.1

Galmed Pharmaceuticals Announces U.S. FDA Approval of Fast Track Designation of Aramchol for the Treatment of NASH

TEL AVIV, Israel—September 23, 2014—Galmed Pharmaceuticals Ltd. (Nasdaq:GLMD) (“Galmed”), a clinical-stage biopharmaceutical company focused on the development and commercialization of a once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones, announced today that the U.S. Food and Drug Administration, or the FDA, approved its request for Fast Track Designation of its product candidate, aramchol, for the treatment of Non-Alcoholic Steato-Hepatitis, or NASH.

FDA Fast Track Designation facilitates the development, and expedites the review, of drugs which treat a serious or life-threatening condition and fill an unmet medical need. According to scientific literature, NASH is a chronic disease that affects approximately12% of the population in United States and in certain European Union nations and its prevalence is expected to increase in parallel with increased rates of obesity and diabetes. There are currently no approved drugs for the treatment of NASH.

As Galmed recently disclosed, Galmed intends to begin, later this year, a Phase IIb clinical trial of aramchol in 240 NASH patients who also suffer from obesity and insulin resistance in Israel, Europe and certain Latin American countries. This planned Phase IIb clinical trial is in accordance with the study design recommended by the United Kingdom's Medicines and Healthcare Products Regulatory Agency, deemed acceptable by Germany's Bundesinstitut fur Arzneimittel und Medizinprodukte, or BfArM, deemed satisfactory by France's Agence Nationale de Securite du Medicament et des Produits de Sante, or ANSM, and confirmed as acceptable by the FDA. BfArM and ANSM also confirmed, in minutes of each of their respective scientific advisory meetings, that if successful, this Phase IIb trial may serve as a basis for Phase III pivotal trials of aramchol. Further, the FDA cleared Galmed’s Investigational New Drug application for aramchol in July 2014, which, following completion of certain preliminary testing and protocol matters required by the FDA in recent correspondence, will permit Galmed to conduct clinical trials of aramchol in the United States for the treatment of fatty liver disorders.

Commenting on the FDA’s Fast Track Designation of aramchol, Galmed’s Chief Executive Officer, Allen Baharaff, stated: “The Fast Track Designation of aramchol will allow for continued contact between Galmed and the FDA to optimally design aramchol’s future studies, including clinical trials in the United States, and may enable Galmed to accelerate its development, FDA approval and the time to market.”

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development and commercialization of a novel, once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need.

Cautionary Note on Forward-Looking Statements

This press release includes forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include those identified under the heading “Risk Factors” included in the registration statement on Form F-1 (File No. 333 -193792), initially filed with the U.S. Securities and Exchange Commission, or the SEC, on February 6, 2014 and declared effective by the SEC on March 12, 2014, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update any forward-looking statements.

Contact

Andrew McDonald

LifeSci Advisors, LLC

646-597-6987